UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2009

Commission File Number: 000-51469

BAIDU, INC.
12/F, Ideal International Plaza
No. 58 West-North 4th Ring
Beijing 100080, People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAIDU, INC.
By:	/s/ Robin Yanhong Li
	Name:	Robin Yanhong Li
	Title:	Chief Executive Officer

Date: October 27, 2009

2

Exhibit Index
Exhibit 99.1—Press Release

3

Exhibit 99.1
Baidu Announces Third Quarter 2009 Results
BEIJING, China, October 26, 2009 – Baidu, Inc. (“Baidu” or “the Company”) (NASDAQ: BIDU), the leading Chinese language Internet search provider, today announced its unaudited financial results for the third quarter ended September 30, 20091.
Third Quarter 2009 Highlights
•	Total revenues in the third quarter of 2009 were RMB1,278.7 million ($187.3 million), a 39.1% increase from the corresponding period in 2008.
•	Operating profit in the third quarter of 2009 was RMB521.4 million ($76.4 million), a 41.6% increase from the corresponding period in 2008.
•
Net income in the third quarter of 2009 was RMB492.9 million ($72.2 million), a 41.7% increase from the corresponding period in 2008. Diluted earnings per share (“EPS”) for the third quarter of 2009 were RMB14.14 ($2.07); diluted EPS excluding share-based compensation expenses (non-GAAP) for the third quarter of 2009 was RMB14.75 ($2.16). Costs and expenses related to Baidu’s Japan operations for the third quarter of 2009 were RMB40.6 million ($6.0 million), which reduced diluted EPS by RMB1.17 ($0.17).

•
As of the end of the third quarter of 2009, 70% of Baidu customers were using Online Marketing Professional Edition, also known as Phoenix Nest; Revenues from Phoenix Nest contributed over 20% of total revenues for the third quarter of 2009.

“Once again we delivered a solid quarter driven by our focus on execution,” said Robin Li, Baidu’s Chairman and CEO. “We continued to see large customers shift more of their marketing budgets to our P4P platform. In addition, we introduced a number of initiatives to support Baidu’s long-term growth which will benefit our users, customers and Union members. During the quarter, Phoenix Nest, our new online marketing system, continued to gain customer traction and showed promising trends in key monetization metrics.”
“With 70% of customers already using Phoenix Nest, we believe this is the right time to complete the switch to the new system,” continued Mr. Li. “The move to a single upgraded bidding platform will more efficiently utilize company resources and relieve customers from the burden of maintaining two systems. We are confident that Phoenix Nest will deliver tremendous benefits to our users, customers and Baidu.”

[1]
This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8262 to US$1.00, the effective noon buying rate as of September 30, 2009 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

Mr. Li noted that the Company has implemented a customer outreach program to ensure a smooth transition to Phoenix Nest and mitigate short-term revenue impact of the switch, which will occur on December 1, 2009.
“We enjoyed healthy top and bottom line growth in the third quarter,” added Jennifer Li, Baidu’s chief financial officer. “Looking ahead, prudent investments in our engineering and sales capabilities, branding efforts, and operational efficiency will continue to be key themes for Baidu.”
Third Quarter 2009 Results
Baidu reported total revenues of RMB1,278.7 million ($187.3 million) for the third quarter of 2009, representing a 39.1% increase from the corresponding period in 2008.
Online marketing revenues for the third quarter of 2009 were RMB1,278.2 million ($187.2 million), representing a 39.2% increase from the corresponding period in 2008. Baidu had about 216,000 active online marketing customers in the third quarter of 2009, representing an 11.3% increase from the corresponding period in 2008 and a 6.4% increase from the previous quarter. Revenue per online marketing customer for the third quarter was approximately RMB5,900 ($864), a 25.5% increase from the corresponding period in 2008 and a 9.3% increase from the previous quarter.
Traffic acquisition cost (TAC) as a component of cost of revenues was RMB196.2 million ($28.7 million), representing 15.3% of total revenues, as compared to 11.8% in the corresponding period in 2008 and 16.0% in the second quarter of 2009. The year-over-year increase in TAC as a percentage of total revenues reflects the continued fast growth of Baidu’s Union business while the sequential decrease reflects normal fluctuation.
Bandwidth costs as a component of cost of revenues were RMB51.2 million ($7.5 million), representing 4.0% of total revenues, compared to 5.2% in the corresponding period in 2008. Depreciation costs as a component of cost of revenues were RMB63.6 million ($9.3 million), representing 5.0% of total revenues, compared to 6.2% in the corresponding period in 2008. The decreases in bandwidth and depreciation costs as percentages of total revenues reflect efficiency improvements as well as increased scalability of investment in capital expenditure.
Selling, general and administrative expenses were RMB197.7 million ($29.0 million), representing an increase of 21.1% from the corresponding period in 2008. The increase was primarily due to increased marketing activities.
Research and development expenses were RMB116.7 million ($17.1 million), a 49.2% increase from the corresponding period in 2008. The increase was primarily due to the increase in headcount related expenses.
Share-based compensation expenses, which were allocated to related operating costs and expense line items, were RMB21.3 million ($3.1 million) in the third quarter of 2009, compared to RMB17.0 million in the corresponding period in 2008 and RMB22.9 million in the previous quarter.

Operating profit was RMB521.4 million ($76.4 million), representing a 41.6% increase from the corresponding period in 2008. Operating profit excluding share-based compensation expenses (non-GAAP) was RMB542.7 million ($79.5 million), a 40.8% increase from the corresponding period in 2008.
Other income was RMB20.6 million ($3.0 million), representing a 43.0% increase from the corresponding period in 2008 and a 78.8% increase from the previous quarter. The increases were primarily due to RMB14.3 million ($2.1 million) of government grants obtained.
Income tax expense was RMB49.1 million ($7.2 million), compared to an income tax expense of RMB34.8 million in the corresponding period in 2008. The effective tax rate for the third quarter of 2009 was 9.1% as compared to 9.1% for the corresponding period in 2008 and 11.8% in the previous quarter. The Company recognized a tax benefit of RMB15.3 million ($2.2 million) for the third quarter of 2009, attributable to obtaining preferential income tax status for one of its subsidiaries for the year of 2008.
Net income was RMB492.9 million ($72.2 million), representing a 41.7% increase from the corresponding period in 2008. Basic and diluted EPS for the third quarter of 2009 amounted to RMB14.23 ($2.08) and RMB14.14 ($2.07), respectively.
Net income excluding share-based compensation expenses (non-GAAP) was RMB514.1 million ($75.3 million), a 40.9% increase from the corresponding period in 2008. Basic and diluted EPS excluding share based compensation expense (non-GAAP) for the third quarter of 2009 amounted to RMB14.84 ($2.17) and RMB14.75 ($2.16), respectively.
As of September 30, 2009, the Company had cash, cash equivalents and short-term investments of RMB4.0 billion ($580.8 million). Net operating cash inflow and capital expenditures for the third quarter of 2009 were RMB733.9 million ($107.5 million) and RMB129.6 million ($19.0 million), respectively.
Adjusted EBITDA (non-GAAP), defined in this announcement as earnings before interest, taxes, depreciation, amortization, other non-operating income and share-based compensation expenses, was RMB622.1 million ($91.1 million) for the third quarter of 2009, representing a 36.0% increase from the corresponding period in 2008.
Outlook for Fourth Quarter 2009
Baidu expects moderate year-over-year growth for the fourth quarter of 2009 due to the temporary negative impact anticipated when the Online Marketing Classic Edition is discontinued.

Given the above considerations, Baidu currently expects to generate total revenues in an amount ranging from RMB1,190 million ($174 million) to RMB1,230 million ($180 million) for the fourth quarter of 2009, representing 32% to 36% year-over-year growth. This forecast reflects Baidu’s current and preliminary view, which is subject to change.
Conference Call Information
Baidu’s management will hold an earnings conference call at 8 PM on October 26, 2009 U.S. Eastern Time (8 AM on October 27, 2009 Beijing/Hong Kong time).
Dial-in details for the conference call are as follows:
US: +1.617.213.8892
UK: +44.207.365.8426
Hong Kong: +852.3002.1672
Passcode for all regions: 90901274
A replay of the conference call may be accessed by phone at the following number until November 3, 2009:
International: +1.617.801.6888
Passcode: 71996707
Additionally, a live and archived webcast of this conference call will be available at http://ir.baidu.com.
About Baidu
Baidu, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best way for people to find information. In addition to serving Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs, each of which represents one Class A ordinary share, currently trade on the NASDAQ Global Select Market under the symbol “BIDU”.

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the fourth quarter 2009 and quotations from management in this announcement, as well as Baidu’s strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users and customers; competition in the Chinese and Japanese language Internet search markets; competition for online marketing customers; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers and general economic conditions in China, Japan and elsewhere. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of October 26, 2009, and Baidu undertakes no duty to update such information, except as required under applicable law.
About Non-GAAP Financial Measures
To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following measures defined as non-GAAP financial measures by the SEC: adjusted EBITDA, operating profit excluding share-based compensation expenses, net income excluding share-based compensation expenses, and basic and diluted EPS excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures” and “Reconciliation from net cash provided by operating activities to adjusted EBITDA” set forth at the end of this release.

Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain expenses, particularly share-based compensation expenses, that may not be indicative of its operating performance from a cash perspective. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. Baidu has computed its non-GAAP financial measures using the same consistent method from quarter to quarter since April 1, 2006. We believe these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our results of operations.  A limitation of using non-GAAP Adjusted EBITDA is that it does not include all items that impact our net income for the period. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.
For investor inquiries, please contact:
Victor Tseng
Baidu, Inc.
Tel: 86-10-8260-7558
ir@baidu.com
For investor and media inquiries please contact:
China
Cynthia He
Brunswick Group (Beijing)
Tel: 86-10-6566-2256
che@brunswickgroup.com
U.S.
Ms. Kate Tellier
Brunswick Group LLC
Tel: 1-212-333-3810
ktellier@brunswickgroup.com

Baidu, Inc.
Condensed Consolidated Balance Sheets

	September 30,	December 31,
(in RMB thousands)	2009	2008
	Unaudited	Audited

ASSETS
Current assets:
Cash and cash equivalents	3,418,572	2,362,171
Short-term investments	546,084	301,244
Accounts receivable, net	164,396	92,777
Prepaid expenses and other current assets	88,372	80,007
Receivables from a shareholder	—	10,697
Deferred tax assets, net	16,726	5,580

Total current assets	4,234,150	2,852,476

Non-current assets:
Fixed assets, net	941,430	789,714
Land use right, net	93,056	94,520
Intangible assets, net	32,106	31,263
Goodwill	63,691	51,082
Investments, net	13,575	12,281
Deferred tax assets, net	27,679	26,537
Other non-current assets	81,972	80,118

Total non-current assets	1,253,509	1,085,515

TOTAL ASSETS	5,487,659	3,937,991

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other liabilities	665,092	423,029
Customers’ deposits	494,967	422,526
Deferred revenue	20,675	3,441
Deferred income	—	332

Total current liabilities	1,180,734	849,328

Non-current liabilities:
Long-term payable for business acquisition	4,150	—

Total non-current liabilities	4,150	—

Total liabilities	1,184,884	849,328

Shareholders’ equity
Class A Ordinary Shares, Par value US$0.00005 per share, 825,000,000 shares authorized, and 25,641,847 shares and 26,083,427 shares issued and outstanding as at December 31, 2008 and September 30, 2009	11	11
Class B Ordinary Shares, Par value US$0.00005 per share, 35,400,000 shares authorized, and 8,873,986 shares and 8,604,332 shares issued and outstanding as at December 31, 2008 and September 30, 2009	4	4
Additional paid-in capital	1,400,790	1,218,356
Accumulated other comprehensive loss	(110,695)	(109,552)
Retained earnings	3,012,665	1,979,844

Total shareholders’ equity	4,302,775	3,088,663

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	5,487,659	3,937,991

Baidu, Inc.
Condensed Consolidated Statements of Income

	For the Three Months Ended
	September 30,	September 30,	June 30,
(in RMB thousands except for share, per share information)	2009	2008	2009
	Unaudited	Unaudited	Unaudited
Revenues:
Online marketing services	1,278,192	918,179	1,096,624
Other services	511	946	845

Total revenues	1,278,703	919,125	1,097,469

Operating costs and expenses:
Cost of revenues (note 1, 2)	(442,851)	(309,342)	(398,591)
Selling, general and administrative (note 2)	(197,717)	(163,247)	(180,204)
Research and development (note 2)	(116,691)	(78,231)	(95,853)

Total operating costs and expenses	(757,259)	(550,820)	(674,648)

Operating profit	521,444	368,305	422,821

Other income:
Interest income	6,637	11,375	7,588
Exchange loss, net	(1)	(5)	(1)
Other income, net	13,989	3,009	3,913
Loss from Equity Method Investments	(62)	—	—

Total other income	20,563	14,379	11,500

Income before income taxes	542,007	382,684	434,321

Income taxes	(49,145)	(34,825)	(51,061)

Net income	492,862	347,859	383,260

Earnings per share for Class A and Class B ordinary shares:
Basic	14.23	10.15	11.09
Diluted	14.14	10.00	11.02

Weighted average aggregate number of Class A and Class B ordinary shares outstanding:
Basic	34,639,268	34,257,974	34,571,453
Diluted	34,849,020	34,786,353	34,785,181

(1) Cost of revenues are detailed as follows:
Business tax and surcharges	(80,357)	(57,288)	(67,877)
Traffic acquisition costs	(196,229)	(108,797)	(175,445)
Bandwidth costs	(51,194)	(48,029)	(50,050)
Depreciation costs	(63,619)	(56,907)	(60,106)
Operational costs	(49,880)	(37,379)	(43,472)
Share-based compensation expenses	(1,572)	(942)	(1,641)

Total cost of revenues	(442,851)	(309,342)	(398,591)

(2) Includes share-based compensation expenses as follows:
Cost of revenues	(1,572)	(942)	(1,641)
Selling, general and administrative	(9,142)	(6,933)	(10,912)
Research and development	(10,539)	(9,149)	(10,332)

Total share-based compensation expenses	(21,253)	(17,024)	(22,885)

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*) (in RMB thousands, unaudited)

	Three months ended September 30, 2008			Three months ended June 30, 2009			Three months ended September 30, 2009
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results

Operating profit	368,305	17,024	385,329	422,821	22,885	445,706	521,444	21,253	542,697

	Three months ended September 30, 2008			Three months ended June 30, 2009			Three months ended September 30, 2009
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results

Net income	347,859	17,024	364,883	383,260	22,885	406,145	492,862	21,253	514,115

(*)	The adjustment is only for share-based compensation.

Reconciliation from net cash provided by operating activities to adjusted EBITDA(*) (in RMB thousands, unaudited)

	Three months ended	As a % of	Three months ended	As a % of	Three months ended	As a % of
	September 30, 2008	total revenues	June 30, 2009	total revenues	September 30, 2009	total revenues
Net cash provided by operating activities	482,172	52%	519,052	47%	733,866	57%

Changes in assets and liabilities, net of effects of acquisitions	(45,293)	-5%	(37,741)	-3%	(140,338)	-11%
Income taxes expenses	34,825	4%	51,061	5%	49,145	4%
Interest income and other, net	(14,379)	-1%	(11,500)	-1%	(20,563)	-2%

Adjusted EBITDA	457,325	50%	520,872	48%	622,110	48%

(*)	Definition of adjusted EBITDA: earnings before interest, taxes, depreciation, amortization, other non-operating income, and share-based compensation expenses.